Exhibit 99.35

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) 90 Eglinton Avenue East Suite 805 Toronto, ON M4P 2Y3

Item 2	Date of Material Change

August 6, 2020

Item 3	News Release

A news release with respect to the material change, a copy of which is attached hereto as Schedule “A”, was disseminated by the Company on August 6, 2020 through Canadian News Wire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

Enthusiast Gaming entered into a binding share purchase agreement with Blue Ant Media Solutions Inc. (“Blue Ant”) to acquire 100% of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant (the “Transaction”).

Enthusiast Gaming entered into a bought-deal financing agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) as lead underwriter on behalf of a syndicate of underwriters, including co-lead Paradigm Capital Inc. (together with Canaccord Genuity Corp., the “Underwriters”) to sell, on a bought deal basis, 10 million common shares of Enthusiast Gaming (the “Offered Shares”) at a price of $1.50 per share (the “Offering Price”) for gross proceeds of $15 million (the “Offering”) and has agreed to grant the Underwriters the Over-Allotment Option (as defined below). The net proceeds of the Offering will be used to fund in part the Transaction, certain costs related to the Transaction and for general corporate purposes.

The Company also received confirmation of a one-year extension (the “Extension”) on the term of its $20 million secured loan (the “Facility”), which is subject to completion of the Transaction and the Offering.

Item 5	Full Description of Material Change

Acquisition of Omnia

Enthusiast Gaming entered into a binding share purchase agreement with Blue Ant with respect to the Transaction, to acquire 100% of the issued and outstanding shares of Omnia from Blue Ant.

In consideration for the sale of Omnia pursuant to the Transaction, Blue Ant will receive (i) $11.0 million in cash, subject to a customary working capital adjustment and holdbacks,

which will be funded through a combination of cash-on-hand and the Offering, (ii) 18.25 million common shares of Enthusiast Gaming (each a “Common Share” and together, the “Share Consideration”), which will be subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back note with a face value of $5.75 million, which will bear a 9.0% annual interest rate and carry a maturity of 36 months. Prior to the completion of the Transaction, Omnia will dispose of certain assets unrelated to its core-gaming business. Blue Ant will also be entitled to nominate a director to the board of directors of Enthusiast Gaming until it ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

The Transaction is expected to close during the third quarter of 2020, subject to customary closing conditions. The issuance of the Share Consideration pursuant to the Transaction is subject to customary approval of the Toronto Stock Exchange.

The Offering

Enthusiast Gaming entered into a bought-deal financing agreement with Canaccord Genuity as lead underwriter on behalf of the Underwriters to complete the Offering and sell, on a bought deal basis, the Offered Shares at the Offering Price for gross proceeds of $15 million. In addition, Enthusiast Gaming has granted the Underwriters an option to purchase up to an additional 1.5 million Offered Shares on the same terms as the Offering (the “Over-Allotment Option”), exercisable in whole or in part, at the discretion of the Underwriters, at any time for a period of up to 30 days following the closing date of the Offering. If the Over-Allotment Option is exercised in full, an additional $2.25 million will be raised and the aggregate gross proceeds of the Offering will be $17.25 million. The net proceeds of the Offering will be used to fund in part the Transaction, certain costs related to the Transaction and for general corporate purposes. The terms of the Offering, including the Offering Price, were determined by negotiation between the Company and Canaccord Genuity on behalf of the Underwriters.

The Company has agreed to pay the Underwriters a cash fee in the amount of 6% of the gross proceeds from the sale of the Offering, which includes any additional Offered Shares issued in connection with the exercise of the Over-Allotment Option.

The Offered Shares will be offered in Canada pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) under National Instrument 44-101 – Short Form Prospectus Distributions and may be offered outside of Canada on a private placement basis in sales exempt from applicable prospectus and/or registration requirements. Additional details concerning the Transaction and the Offering will be contained in the short form prospectus.

The issuance of the Offered Shares pursuant to the Offering is subject to customary approval of the Toronto Stock Exchange. Closing of the Offering is expected to occur on or about August 31, 2020.

Loan Extension

The Company received confirmation of the Extension on the Facility. The Facility, entered into on August 2, 2019, had an original maturity date of August 2, 2021. Following the Extension, the Facility will have a maturity date of September 6, 2022. The Extension is subject to the satisfaction or waiver by the lender of certain conditions precedent, including the completion of the Transaction and Offering.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Alex Macdonald Chief Financial Officer 416.623.9360.

Item 9	Date of Report

August 11, 2019

Forward Looking Information

Certain information in this material change report constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this material change report that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend”, “estimate” or the negative of these terms and similar expressions.

Forward-looking statements in this material change report include, but are not limited to statements with respect to: (i) the Transaction and the Offering and the timing for their completion; (ii) the satisfaction of closing conditions which include, without limitation, obtaining the necessary approvals from the Toronto Stock Exchange; and (iii) the intended use of proceeds of the Offering in connection with the Transaction.

Forward-looking statements are based on certain assumptions regarding Enthusiast Gaming and Omnia, including the completion of the Transaction. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. The assumptions of Enthusiast Gaming, although considered reasonable by them at the time of preparation, may prove to be incorrect.

In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the inability to implement business strategies; competition; currency and interest rate fluctuations; a potential increase in the severity of the COVID-19 pandemic and its potential impacts on the Company’s business and other risks. Among other things, there can be no assurance that the Transaction will be completed or that the anticipated benefits from the Transaction will be achieved. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this material change report are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SCHEDULE “A”

See attached.

Enthusiast Gaming Announces Acquisition of
Omnia Media, Forming Largest Gaming Media,
Esports and Entertainment Platform in North
America

Announces $15 Million Bought Deal Financing

●	Combined Platform to reach 300 million gamers monthly generating more than 4.2 billion monthly views
●	Includes 70 million Esports fans across world class organization, Luminosity Gaming and Call of Duty and Overwatch League franchises, Seattle Surge and Vancouver Titans
●	Over 500 gaming influencers with combined subscriber base of over 500 million on YouTube and Twitch
●	Pro forma 2019 revenue of ~$110 million
●	Combined company expected to immediately generate positive EBITDA
●	Acquisition delivers on core strategic priorities of (1) owning more viewers, (2) creating more content, (3) driving subscriptions, (4) new revenue streams, and (5) improved analytics for targeted advertising

TORONTO, August 6, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is excited to announce that it has entered into a binding share purchase agreement (the “Agreement”), to acquire 100% of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”), to create the largest gaming media, esports and entertainment platform in North America by users, with 300 million video game and esports fans monthly.

Upon completion of the Agreement, Enthusiast Gaming will acquire 100% of the issued and outstanding shares of Omnia from Blue Ant (the “Transaction”). The purchase price will consist of 18.25 million common shares of Enthusiast Gaming (each a “Common Share” and together, the “Share Consideration”), $11.0 million in cash (the “Cash Consideration”), subject to adjustments, and a vendor-take-back note (“VTB”) with a face value of $5.75 million. All $ figures are in Canadian dollars unless noted otherwise. The Transaction is expected to close during the third quarter of 2020, subject to customary closing conditions.

Based in Los Angeles, California, Omnia is a leading global gaming YouTube platform which creates, manages and operates a multi-channel YouTube network that distributes premium, original content. Its platform is one of the most highly visited on YouTube for video game related content. Omnia produces and programs over 30 weekly shows across AVOD (advertising-based video on demand) and OTT (over-the-top) channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and boasts a significant U.S. market inventory of over 1,000 channels, over 500 million subscribers and over 3.2 billion monthly total video views.

The “Gen Z” and Millennial generations consume content much differently than ever before. Video game related content is the leading form of content consumed and YouTube is the leading platform. As a result, the fastest growing marketing channel targeting the 3 billion Gen Zs and Millennials around the world is influencer marketing, with YouTube being the dominant platform to reach consumers. Influencer marketing has grown over 300% in the past three years and is expected to reach nearly US$10 billion in 2020 (Source: Influencer Marketing Hub). Gaming is the new social network for people to connect and engage, and the combined

Enthusiast Gaming & Omnia platform has more touch points than any other gaming company in North America. The combination positions Enthusiast Gaming as an industry leader for brands and advertisers targeting the “Gen Z” and Millennial generations.

Key Transaction Highlights

The transaction will make Enthusiast Gaming the largest gaming media, esports and entertainment platform in North America by users and visitors, according to ComScore, with over 100 affiliated web properties, over 1,000 YouTube channels, more than 26 million YouTube subscribers on owned and operated channels and over 500 gaming influencers. Combined, the portfolio will reach over one billion views on website properties and over 4.2 billion views across all channels monthly, with over 75% of views being premium video. The combination also provides expansion opportunities into new distribution channels via Omnia’s established presence including Snapchat, Twitch, Amazon, Roku, Samsung and Twitter. The Transaction is expected to be immediately accretive to Enthusiast Gaming.

●	Omnia generated revenue of USD$46.5 million and USD$59.9 million for the fiscal 12-month period ending August 31, 2018 and August 31, 2019, respectively
●	Blue Ant is expected to own approximately 18% of Enthusiast Gaming upon completion of the Transaction and Offering
●	Material revenue synergies going forward via cross-selling talent and content
●	Expected cost savings and synergies of $500,000 to $1,000,000 per year

Synergies to Enthusiast Gaming’s Core Growth Drivers

●	Own More Viewers - adds 3.2 billion monthly views, 90 million unique monthly visitors and 1,000 YouTube channels
●	Create More Content - produces ~ 30 gaming shows per week and is a content engine to fuel increased engagement of gaming communities via a fully built out production team in Los Angeles
●	Sell More Ads and Subscriptions - premium inventory increases direct sales and margin accretion. This in turn drives influencers and blue-chip sponsors with increase in subscription formats and concepts
●	Develop New Revenue Streams - increases owned and operated content, network of over 500 gaming influencers and talent management services, and e-commerce and content licensing
●	Improved Analytics for Advertising - extensive data set for mining, and improved analytics for targeted advertising. Value is increasing for first party data and knowledge due to privacy issues

Adrian Montgomery, CEO of Enthusiast Gaming commented, “Omnia is a transformational acquisition for Enthusiast Gaming and adds immediate strategic and financial value to our platform. The addition of Omnia Media positions Enthusiast Gaming as the largest gaming media platform in North America, with more touchpoints to connect gamers to unique content experiences than any other gaming company. The combination is on strategy and has many expected synergies with our existing audience and advertising and distribution partners. We look forward to welcoming and working much closer with the Omnia team in LA to continue delivering on our strategic growth drivers.”

Michael MacMillan, CEO and co-founder of Blue Ant, commented, “We are delighted to share that Omnia Media will be joining Enthusiast Gaming, a move that will solidify Omnia’s bright future with the scale and access Enthusiast provides as a publicly traded company. This transaction is an exciting, new way for Blue Ant to continue its investment in the esports market.”

Initial Purchase Price Financing Details

In consideration for the sale of Omnia, Blue Ant will receive (i) the Cash Consideration, subject to a customary working capital adjustment and holdbacks which will be funded through a combination of cash-on-hand and the Offering (as defined below), (ii) the Share Consideration, which will be subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) the VTB with a face value of $5.75 million, which will bear a 9.0% annual interest rate and carry a maturity of 36 months. Prior to the completion of the Transaction, Omnia will dispose of certain assets unrelated to its core-gaming business.

Blue Ant will also be entitled to nominate a director to the board of directors of Enthusiast Gaming until it ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

Bought Deal Offering

Enthusiast Gaming has entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) as lead underwriter on behalf of a syndicate of underwriters, including Paradigm Capital Inc. (together with Canaccord Genuity, the “Underwriters”) to sell, on a bought deal basis, 10 million Common Shares (the “Offered Shares”) at a price of $1.50 per Offered Share (the “Offering Price”) for gross proceeds of $15 million (the “Offering”). In addition, Enthusiast Gaming has granted the Underwriters an option to purchase up to an additional 1.5 million Offered Shares on the same terms as the Offering (the “Over-Allotment Option”), representing additional gross proceeds of $2.25 million if the Over-Allotment Option is exercised in full. The Over-Allotment Option is exercisable at any time until the date that is 30 days following the closing date of the Offering. The net proceeds of the Offering will be used to fund in part the Transaction, certain costs related to the Transaction and for general corporate purposes.

The Offered Shares will be offered in Canada pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) under National Instrument 44-101 – Short Form Prospectus Distributions and may be offered outside of Canada on a private placement basis in sales exempt from applicable prospectus and/or registration requirements. Additional details concerning the Transaction and the Offering will be contained in the short form prospectus.

The issuance of the Offered Shares pursuant to the Offering and the Share Consideration pursuant to the Transaction are subject to customary approval of the Toronto Stock Exchange. Closing of the Offering is expected to occur on or about August 31, 2020.

The Common Shares have not been, and will not be, registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, and the Offered Shares may not be offered or sold in the United States, absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares. The offering or sale of the Offered Shares shall not be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Advisors

Canaccord Genuity acted as financial advisor to Enthusiast Gaming in connection with the Transaction. B. Riley FBR, Inc. acted as a corporate finance advisor to Enthusiast Gaming in the United States. Cormark Securities Inc. acted as financial advisor to Blue Ant. Enthusiast Gaming was represented by Norton Rose Fulbright Canada LLP and Blue Ant was represented by Bennett Jones LLP. The Underwriters were represented by Stikeman Elliott LLP.

The Company also announces that it has received confirmation of a one-year extension (the “Extension”) on the term of its $20 million secured loan (the “Facility”). The Facility, entered into on August 2, 2019, had an original maturity date of August 2, 2021. Following the Extension, the Facility will have a maturity date of September 6, 2022. The Extension is subject to the satisfaction or waiver by the lender of certain conditions precedent, including the completion of the Transaction and Offering.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker
Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend”, “estimate” or the negative of these terms and similar expressions.

Forward-looking statements in this news release include, but are not limited to statements with respect to: (i) the Transaction and the Offering and the timing for their completion; (ii) the satisfaction of closing conditions which include, without limitation, obtaining the necessary approvals from the Toronto Stock Exchange, (iii) the effect of the Transaction and the Offering on the parties, including the growth prospects of Enthusiast Gaming following the Transaction; (iv) the anticipated benefits associated with the Transaction; and (v) the intended use of proceeds of the Offering in connection with the Transaction.

Forward-looking statements are based on certain assumptions regarding Enthusiast Gaming and Omnia, including the completion of the Transaction, anticipated benefits from the

Transaction, and expected growth, results of operations, performance, industry trends and growth opportunities. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. The assumptions of Enthusiast Gaming, although considered reasonable by them at the time of preparation, may prove to be incorrect.

In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the inability to implement business strategies; competition; currency and interest rate fluctuations; a potential increase in the severity of the COVID-19 pandemic and its potential impacts on the Company’s business and other risks. Among other things, there can be no assurance that the Transaction will be completed or that the anticipated benefits from the Transaction will be achieved. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

There are measures included in this press release that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly-titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “pro forma revenue” and “EBITDA” are non-GAAP measures. Enthusiast Gaming includes these measures because it believes certain investors use these measures and metrics as a means of assessing financial performance and that such measures highlight trends in the Company’s financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

“Pro Forma Revenue” is defined as the revenue that would have been recognized on a consolidated basis over the indicated period assuming Enthusiast Gaming had completed the acquisition of Omnia prior to that period.

“EBITDA” represents net income before interest, income taxes, depreciation and amortization, with potential adjustments for certain non-core or non-operational items. EBITDA should not be considered in isolation or as a substitute for net income or other income statement information prepared in accordance with GAAP and may not be comparable to similarly titled measures used by other companies.

This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about Enthusiast Gaming’s pro forma results of operations,

including revenue growth, following completion of the Transaction, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about the Company’s future business operations. Enthusiast Gaming disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, except as required by law. Investors are cautioned that the FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.